UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF

BABSON CAPITAL MANAGEMENT LLC

BABSON CAPITAL CORPORATE INVESTORS

BABSON CAPITAL PARTICIPATION INVESTORS

1500 Main Street

Springfield, Massachusetts 01115

BABSON CAPITAL GLOBAL SHORT DURATION HIGH YIELD FUND

BABSON CAPITAL FUNDS TRUST

550 South Tryon St., Suite 3300

Charlotte, North Carolina 28202

MML INVESTMENT ADVISERS, LLC

MASSMUTUAL PREMIER FUNDS

MASSMUTUAL SELECT FUNDS

MML SERIES INVESTMENT FUND

MML SERIES INVESTMENT FUND II

100 Bright Meadow Blvd., M243

Enfield, CT 06082

JEFFERIES LLC

JEFFERIES LEVERAGED CREDIT PRODUCTS, LLC

520 Madison Avenue

New York, New York 10022

JEFFERIES INTERNATIONAL LIMITED

Vintners Place

68 Upper Thames Street

London, EC4V 3BJ

BABSON CAPITAL GLOBAL ADVISORS LIMITED

61 Aldwych

London, U.K.

WC2B 4AE

CORNERSTONE REAL ESTATE ADVISERS LLC

520 One Financial Plaza, Suite 1700

Hartford Connecticut 06103

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR RELIEF EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT AND PURSUANT TO SECTION 17(d) OF SUCH ACT AND RULE 17d-1THEREUNDER PERMITTING CERTAIN TRANSACTIONS

Please direct all communications concerning this Application to:

Gregory D. Sheehan, Esq.

Brian D. McCabe, Esq.

Ropes & Gray LLP

Prudential Tower

800 Boylston St.

Boston, Massachusetts 02199

(617) 951-7000

with copies to:

Christopher DeFrancis, Esq. Babson Capital Management LLC 1500 Main Street Springfield, MA 01115 (413) 226-1000	Sheldon Francis, Esq. Babson Capital Management LLC 550 South Tryon Street, Suite 3300 Charlotte, NC 28202 (704) 805-7200

This Application (including Exhibits) consists of 44 pages.

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF	)	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FOR RELIEF EXEMPTING CERTAIN TRANSACTIONS FROM THE PROVISIONS OF SECTION 17(a) OF SUCH ACT AND PURSUANT TO SECTION 17(d) of such Act and Rule 17d-1THEREUNDER PERMITTING CERTAIN TRANSACTIONS
BABSON CAPITAL MANAGEMENT LLC	)
BABSON CAPITAL CORPORATE INVESTORS	)
BABSON CAPITAL PARTICIPATION INVESTORS	)
BABSON CAPITAL GLOBAL SHORT DURATION HIGH	)
YIELD FUND	)
BABSON CAPITAL FUNDS TRUST	)
MML INVESTMENT ADVISERS, LLC	)
MASSMUTUAL PREMIER FUNDS	)
MASSMUTUAL SELECT FUNDS	)
MML SERIES INVESTMENT FUND	)
MML SERIES INVESTMENT FUND II
JEFFERIES LLC
JEFFERIES INTERNATIONAL LIMITED
JEFFERIES LEVERAGED CREDIT PRODUCTS, LLC
BABSON CAPITAL GLOBAL ADVISORS LIMITED
CORNERSTONE REAL ESTATE ADVISERS LLC

I.

Summary of Application

This Application (“Application”) is submitted to the Securities and Exchange Commission (the “Commission”) on behalf of the applicants named herein (the “Applicants”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting securities transactions of the type described below from the provisions of Sections 17(a) of the Act, and pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act permitting certain transactions. The Applicants are Babson Capital Management LLC (the “Babson Adviser”); Babson Capital Global Advisors Limited (“BCGA”) and Cornerstone Real Estate Advisers LLC (“Cornerstone”)1; the Funds listed in Schedule A to this Application, which are investment companies or series of investment companies advised by the Babson Adviser (the “Babson Funds”); the Funds listed in Schedule B, which are series of MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund, and MML Series Investment Fund II (the “MML Funds”) advised by MML Investment Advisers, LLC (the “MML Adviser” and, together with the Babson Adviser, BCGA and Cornerstone, the “Advisers”) (the MML Funds together with the Babson Funds, the “Funds”);2 and Jefferies LLC (“JEFLLC”), Jefferies International Limited (“JIL”) and Jefferies Leveraged Credit Products, LLC (“JLCP” and, together with JEFLLC and JIL, the “Jefferies Trading Entities”).

The Order sought herein would permit the Funds to engage in the Securities Transactions (defined below) with the Jefferies Trading Entities. The “Securities Transactions” that are the subject of the requested order (the “Order”) are: (1) primary and secondary market transactions in fixed-income securities executed on a principal basis (as discussed in section VI below) between the Funds and the Jefferies Trading Entities3 and (2) certain types of transactions (as discussed in section VI below) in which the Jefferies Trading Entities and the Funds might each participate jointly or have a joint interest (sometimes referred to as “Joint Transactions”). The Order would apply only under circumstances in which a Jefferies Trading Entity might be deemed an affiliated person of an affiliated person (a “second-tier affiliate”) of a Fund solely as a result of the formation of Jefferies Finance LLC (“JFIN”) a joint venture of which each of Massachusetts Mutual Life Insurance Co. (“MassMutual”), the indirect parent company of each of the Advisers, and Jefferies Group LLC (“Jefferies”), the parent company of the Jefferies Trading Entities, own more than 25% of the outstanding voting securities. The Order requested herein is subject to certain conditions, as more fully described below.

Applicants seek to extend the Order requested to (i) any open-end or closed-end investment company registered under the Act, whether now existing or organized in the future, that is advised by any Adviser or by any existing or future investment adviser controlling, controlled by or under common control with any Adviser, (ii) the Advisers and any existing or future investment adviser controlling, controlled by or under common control with any Advisers, and (iii) the Jefferies Trading Entities named above, their successors and assigns, and any other trading entity controlled by or under common control with Jefferies that are engaged in the trading of fixed-income securities (except JFIN), provided that any entity that relies on the Order complies with the terms and conditions set forth in this Application as though it were an Applicant.

[1]	Each of BCGA and Cornerstone are sub-advisers to certain of the Babson Funds and are direct or indirect wholly-owned subsidiaries of Babson Adviser.
[2]	Certain of the MML Funds are sub-advised by the Babson Adviser, as indicated on Schedule A.
[3]	“Fixed-income securities” for purposes of the Order include all fixed-income securities and loans, including, without limitation, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues, interests in syndicated loans (including loans made directly as a syndicate member, or the acquisition of a loan interest in the form of an assignment or participation), as well as convertible bonds and convertible preferred stock.

Applicants request relief hereunder only for transactions that would be restricted by Sections 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, solely because of MassMutual’s and Jefferies’ direct or indirect interest in JFIN. The relief sought hereunder will not apply where a Jefferies Trading Entity is an affiliated person or a second-tier affiliate of a Fund for reasons other than such interest. The proposed Order will not apply to transactions between the Funds and any MassMutual-controlled entity.

II.

Description of the Applicants

A.	The Funds

Each Fund is an open-end or closed-end management investment company registered under the Act and is organized as a business trust under the laws of Massachusetts, or as a series thereof. The Funds have a variety of investment objectives, but each may invest some or all of its assets in fixed-income securities.

The fixed-income securities in which the Funds may invest include, but are not limited to, government securities, municipal securities, tender option bonds, taxable and tax-exempt money market securities, repurchase agreements, asset- and mortgage-backed securities, corporate issues and syndicated loans (including assignments thereof and participations therein), each as the Funds’ respective investment policies allow.

B.	The Advisers

The Babson Adviser, a member of the MassMutual Financial Group, is an indirect wholly-owned subsidiary of MassMutual, a Massachusetts mutual life insurance company. As of June 30, 2015, the Babson Adviser and its subsidiaries, including BCGA and Cornerstone, managed over $218 billion in assets. The Babson Adviser is a provider of specialized investment management services to both institutional investors and high net worth individuals and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Babson Adviser acts as investment adviser to each of the Babson Funds and as investment sub-adviser to certain of the MML Funds. Each of BCGA and Cornerstone serves as a sub-adviser with respect to certain of the Babson Funds, subject to the supervision of the Babson Adviser.

The MML Adviser, a member of the MassMutual Financial Group, is a direct wholly-owned subsidiary of MassMutual. With approximately $40 billion of assets under management (or $32 billion excluding fund-of-fund assets) as of June 30, 2015, the MML Adviser is registered as an investment adviser under the Advisers Act and acts as investment adviser to each of the MML Funds. The MML Adviser supervises 32 affiliated or unaffiliated sub-advisers (including the Babson Adviser) with respect to certain MML Funds.

Each Fund and its Adviser have entered into an investment management agreement pursuant to which the Adviser is responsible for managing the Fund’s investment portfolio (or, for Funds for which an Adviser serves as sub-adviser, a portion thereof), subject to the supervision of the Board of Directors, Board of Trustees or other governing body of such Fund, as applicable (each, a “Board”), making investment decisions on behalf of the Fund and placing its transactions.

Each Adviser has adopted a confidentiality policy designed to limit the unnecessary flow of information about client holdings and transactions. Such policies have been extended to prevent unnecessary information sharing between JFIN and other Jefferies Entities (as defined below) and each of the Advisers. For example, each Adviser has adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure. Pursuant to these policies, information regarding investment advisory and portfolio execution matters relating to the Babson Funds and the MML Funds are considered by the Advisers as information that may not be communicated outside of the relevant Adviser except as necessary (e.g., to a potential executing broker or dealer on an actual trade), including to JFIN and other Jefferies Entities (as defined below). In general, prior to any public disclosure and consistent with an Adviser’s fiduciary duty to the Fund, information concerning Fund portfolio holdings is considered confidential and may only be shared by a Fund’s Adviser for a legitimate business purpose with certain types of parties and then, upon prior approval by the Fund’s Board or by a committee set up to evaluate such circumstances. Additionally, there is an existing separation and information barrier between the Advisers and the Funds on the one hand and JFIN and other Jefferies Entities (as defined below) on the other hand to prevent the dissemination of confidential information.

C.	The Jefferies Trading Entities

Each Jefferies Trading Entity is a wholly-owned subsidiary of Jefferies. Jefferies is an indirect, wholly-owned subsidiary of Leucadia National Corporation, a diversified holding company. JEFLLC is registered as a broker-dealer with the Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and JIL is authorized and regulated by the UK Financial Conduct Authority. Each of JEFLLC and JIL conducts a diversified, full service securities business, including (but not limited to) as a dealer and underwriter for fixed-income securities. JEFLLC is a primary dealer in U.S. government securities and JIL is a primary dealer in government securities of Germany, the Netherlands, Portugal, Slovenia and the United Kingdom. JLCP is a loan trading entity active in the loan trading market.

III.

JFIN

JFIN is a joint venture entity between MassMutual and Jefferies. MassMutual owns 50% of the issued and outstanding voting interests of JFIN and may nominate up to four members of JFIN’s eight member board of directors.4 Jefferies holds an interest in JFIN that is substantially equivalent to the interest held by MassMutual.

A.	Ownership of JFIN

Since October 7, 2004, MassMutual and Jefferies each own directly or indirectly 50% of the Interests.

B.	Business of JFIN

JFIN is a leading commercial finance company that structures, underwrites and syndicates senior secured loans to corporate borrowers. JFIN also purchases syndicated loans in the secondary market, including loans that are performing, stressed and distressed loan obligations.

JFIN conducts its own businesses, operating separately from the Jefferies Entities (as defined below) and the MassMutual Entities (as defined below). MassMutual and Jefferies have preserved their distinct brands and continue to offer independently a wide range of financial services. Jefferies has no interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, MassMutual, the Advisers, or any other MassMutual entity that is not JFIN (together with the Advisers, the “MassMutual Entities”). MassMutual has no interest in, and will not control (within the meaning of Section 2(a)(9) of the Act) directly or indirectly, Jefferies or any other entity that is under common control with JFIN that is not controlled by or under common control with MassMutual (the “Jefferies Entities”).

[4]	Babson Adviser currently also holds a 5% economic interest in JFIN which it anticipates transferring to MassMutual in January 2016.

C.	Governance of JFIN

JFIN is governed by a Board of Directors. Currently, the Board consists of four MassMutual designees and four Jefferies designees. MassMutual/Jefferies designees constitute an equal number of each committee of the JFIN Board. Annually, the role of Chairman is swapped between MassMutual and Jefferies Group such that one year a Jefferies Group designee is Chairman, with MassMutual’s designee serving as Vice-Chairman; and the following year, a MassMutual designee is Chairman, with Jefferies Group’s designee serving as Vice-Chairman. The LLC Agreement permits the Chairman to designate meeting topics, call special meetings or invoke dispute resolution mechanics, but in practice it has never been done, and the agenda is set by the Company with input from the Partners.

IV.

Separation Among the Various Entities

The Jefferies Trading Entities and the Advisers operate as separate, independent businesses. The Jefferies Trading Entities, on the one hand, and the Advisers, on the other, have separate ownership, and each has its own separate officers and employees, is separately capitalized and maintains its own separate books and records and physically separate offices.5 Officers and employees of each Adviser may not communicate confidential and non-public investment-related information outside of the Adviser, except in connection with a conflicts clearing process set up for that purpose.6 Such “information barriers” are designed to control and prevent the dissemination of confidential and material nonpublic information by officers and employees of the Advisers who receive such nonpublic information during the course of their employment.

The Funds and their investors are also protected from any undue influence by, among other things, the substantial separation and independent operation of the Jefferies Trading Entities from JFIN. Independent operation generally consists of separate profit centers, separate capitalization, separate books and records and a separate compensation system that does not reward employees based on (i) a factor that treats the Funds differently than unaffiliated counterparties (for example, the Jefferies Trading Entities will not provide any additional compensation to any employee solely based on such employee’s transacting business with a Fund that would not generally be provided to employees performing similarly with respect to transactions with unaffiliated parties) or (ii) the amount of business done by the Funds with the Jefferies Trading Entities, except to the extent such business affect the profits or losses of the Jefferies Trading Entities.7 Further, the “information barriers” described above with respect the Advisers and their affiliates will prevent the exchange of confidential information between the Advisers on the one hand and JFIN and other Jefferies Entities on the other.

[5]	No director, officer or employee of the Funds or the Advisers also is a director, officer or employee of the Jefferies Trading Entities. As noted above, each of Jefferies and MassMutual has the right to designate members of the Board of Directors of JFIN. Currently, the Chairman of the Board is also the President of Leucadia National, JFIN’s indirect parent.
[6]	We note that three senior personnel at the Babson Adviser serve as members of JFIN’s Credit Committee and receive information about JFIN’s newly arranged credits coming to market. Babson Adviser has strict internal wall policies and personal trading restrictions with respect to those persons such that they may not communicate such confidential investment information learned through their participation in the JFIN Credit Committee.
[7]	The MassMutual Entities and JFIN are managed as separate lines of business, though the same officers of MassMutual ultimately to which the Advisers ultimately report also receive information about JFIN. However, the Advisers have strict internal fire wall policies (and personal trading restrictions) with regards to any information those officers may obtain.

In light of the entity separation described above, the Applicants submit that the Jefferies Trading Entities will not be in a position to cause any Securities Transaction by the Funds. That separation is in effect required to be maintained for so long as the Order is relied upon by the “Structural Conditions” described in section X below. Further, among other things, those conditions prohibit the Jefferies Trading Entities or their affiliates from consulting with the Advisers regarding potential transactions beyond the extent normally carried out with unaffiliated parties in the normal course of business. In addition, the Jefferies Trading Entities will adopt and implement policies prohibiting it from (i) linking approvals regarding JFIN to actions by an Adviser or Fund, or (ii) using JFIN to seek business with the Advisers or Funds, and Jefferies will not adopt any compensation scheme that treats business with the Advisers or Funds differently from business with unaffiliated partners. Moreover, there is not, and will not be, any express or implied understanding between any Jefferies Trading Entity and any Adviser that an Adviser will cause a Fund to enter into Securities Transactions or give preference to the Jefferies Trading Entity in effecting such transactions between the Fund and the Jefferies Trading Entity.

All decisions by the Funds to enter into portfolio transactions are determined solely by their respective Advisers in accordance with the investment objectives of the Fund. In that regard, trade execution for the Funds is the responsibility of one or more individuals employed solely by their respective Advisers (or a sub-adviser) and the Advisers will continue to adhere to a best execution standard. Portfolio managers employed by the Advisers will not be affiliated persons (within the meaning of the Act) of the Jefferies Trading Entities, and their lines of reporting responsibility will be solely within the Advisers. Prior to any purchase or sale decision, the portfolio manager at an Adviser (or a sub-adviser) will independently evaluate an investment opportunity to determine whether to purchase or sell. In addition, a major determinant of the compensation of a portfolio manager at any Adviser is the performance of the Fund or Funds for which he or she has responsibility. In no instance would his or her compensation be affected by the amount of business done by Funds he or she manages with the Jefferies Trading Entities.

In summary, notwithstanding the existence of JFIN, the Advisers operate, and will continue to operate, independently of the Jefferies Trading Entities in performing portfolio management services for the Funds, and the Jefferies Trading Entities will not have any influence over those services.

V.

Consolidation in the Financial Services Industry

A.	The Impact of Consolidation

Significant consolidation has occurred in the banking and investment banking (broker-dealer) industries, blurring the line between the two industries (referred to herein, collectively, as the “financial services” industry) both conceptually and in practice. A 1995 paper published by the Brookings Institution reported that from 1979 to 1994, the banking industry was transformed by “the massive reduction in the number of banking organizations; the significant increase in the number of failures; the dramatic rise in off-balance sheet activities; the major expansion in lending to U.S. corporations by foreign banks; . . . and the opening up of interstate banking markets.”8 Nearly a decade later, an article in the FDIC Banking Review asserted that “[o]ver the two decades 1984-2003, the structure of the U.S. banking industry indeed underwent an almost unprecedented transformation—one marked by a substantial decline in the number of commercial banks and savings institutions and by a growing concentration of industry assets among a few dozen extremely large financial institutions.”9 Indeed, consolidation in the financial services industry continued from 2003, accelerating during the credit crisis that began in 2007.

[8]	Allen N. Berger, et al., The Transformation of the U.S. Banking Industry: What a Long, Strange Trip It’s Been, Brookings Papers on Economic Activity 2, 127 (1995).
[9]	Kenneth D. Jones and Tim Critchfield, Consolidation in the U.S. Banking Industry: Is the “Long, Strange Trip” About to End?, 17 FDIC Banking Review 4, 31 (2005).

Consolidation in the financial services industry, combined with an increase in industry assets, has resulted in a few major broker-dealers accounting for a large percentage of the market share in connection with trading in various asset classes.10 In March 2008, The Bear Stearns Companies, Inc., the U.S.‘s fifth largest investment bank, was acquired by JP Morgan Chase & Co. (“JP Morgan”). In September of that year, Lehman Brothers Holdings Inc. (“Lehman Brothers”) filed for Chapter 11 bankruptcy protection, and Merrill Lynch & Co. was acquired by Bank of America Corporation (“Bank of America”), reducing the number of major “pure” investment banks (broker-dealers) to two, The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Morgan Stanley. These companies subsequently registered as bank holding companies. In the fourth quarter of 2008, Wachovia Corporation was acquired by former competitor Wells Fargo & Company, and Barclays Bank, PLC (“Barclays”) agreed to purchase certain core capital markets businesses of Lehman Brothers. In short, the broker-dealer industry is dramatically more concentrated than it was a few years ago.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act was designed to comprehensively reform the U.S. financial regulatory system in order to promote the financial stability of the United States. The Securities and Exchange Commission and other federal regulators have been tasked with developing the rules and regulations enacting the provisions of the Dodd-Frank Act, including provisions with respect to the regulation of broker-dealers and of investment activities affecting broker-dealers. While certain of the rules are not effective, other rules are not yet final, so the ultimate impact of the Dodd-Frank Act remains unclear. Due in part to enhanced regulatory constraints, dealer inventories of corporate bonds dropped nearly 75% between 2008 and 2013 despite record issuances during this period.11 With primary dealer inventories of corporate bonds appearing to be an all-time low, a significant reduction in in dealer market-making capacity has the potential to decrease liquidity and increase volatility in the fixed income markets.12

B.	Consolidation has Increased the Applicants’ Need for Relief

The aforementioned companies, including Citigroup, JP Morgan, Goldman Sachs, Morgan Stanley, Bank of America and Barclays, all ranked in the top ten managing underwriters of U.S. municipal new issues, global debt, global asset-backed securities and global high yield debt in 2008.13 These companies are important institutions involved in secondary market trading. The decline in the number of broker-dealers and banks trading in the securities in which the Funds seek to invest and increasing importance of the few remaining institutions has increased the importance to the Funds of their relationships with such entities, including the Jefferies Trading Entities. A

[10]	For example, mergers prior to 2008 involving the following companies reduced the number of firms dealing in money market instruments and other asset classes: Bank of America and FleetBoston; Wachovia and First Union; Deutsche Bank and Scudder Investments; Wachovia and Prudential Securities; J.P. Morgan Chase & Co. and Bank One; and Bank of New York and Mellon Financial Corporation.
[11]	See Daniel M. Gallagher, Commissioner, U.S. Securities and Exchange Commission, Remarks to the Georgetown University Center for Financial Markets and Policy Conference on Financial Markets Equity (Sept. 16, 2014).
[12]	See U.S. Securities and Exchange Commission, IM Guidance Update No. 2014-01 (January 2014).
[13]

Citigroup, JP Morgan, Goldman Sachs, Bank of America and Barclays also ranked in the top ten managing underwriters of global and U.S. mortgage-backed securities in 2008. Thomson Reuters, Debt Capital Markets Review: Fourth Quarter 2008; Thomson Reuters, US Municipals Review: Year End 2008.

preclusion from trading with the Jefferies Trading Entities, a major broker-dealer in a wide variety of securities, puts the Funds at a disadvantage as compared to funds not subject to such restrictions when seeking to obtain competitive pricing and achieve best execution. The few other dealers available to the Funds may be less inclined to provide competitive pricing or more favorable terms knowing that the Advisers’ choices of a dealer are limited.

Preventing the Funds from trading with the Jefferies Trading Entities could materially limit the ability of the Funds to obtain the pricing, terms and quality of service available from a major dealer. Moreover, the Jefferies Trading Entities are expected to be increasingly important counterparties for the Funds because of the quality of execution provided, particularly, market liquidity. Due to the absence of a centralized reporting mechanism for completed transactions, the precise impact of not having available counterparties of this importance is difficult to measure. Specifically, fixed-income markets are often subject to limited transparency, which in turn limits an investment adviser’s ability to measure best execution on a trade-by-trade basis.14 However, it has been (and is expected to be) frequently the case that only a limited number of dealers have been willing to trade with a Fund in a particular fixed-income security in the quantities specified by the Fund at a given time. As the Jefferies Trading Entities are major participants in the fixed-income securities markets, as described above, a Fund’s inability to trade with the Jefferies Trading Entities could impair the Fund’s ability to trade in a particular fixed-income security, at the time and in the quantities specified by the Fund, where a Jefferies Trading Entity is one of few dealers willing to trade in such fixed-income security at such time and in such quantities. Therefore, precluding a Fund from trading with the Jefferies Trading Entities limits the counterparties from which a Fund could seek to obtain best execution. Finally, the rapid pace of consolidation in the financial services industry over the past several years portends future consolidation which could even further increase the need for the Funds to trade with the Jefferies Trading Entities, as the Jefferies Trading Entities could be among the few remaining major financial institutions that provide competitive pricing and high-quality service for the Securities Transactions.

VI.

The Securities Transactions

A.	The Securities Transactions Generally

The Funds have a variety of investment objectives, but each may invest some or all of its assets in fixed-income securities. The secondary market for fixed-income securities is typically a dealer market in which trades are effected on a principal basis. New issues of fixed-income securities are typically offered in underwritten or private placement transactions. The Funds are expected in the future (if the Order is granted) to engage in transactions that involve the Jefferies Trading Entities. These Securities Transactions include the following: (i) the purchase of fixed-income securities by a Fund in underwritten offerings in which a Jefferies Trading Entity is a manager or member of the underwriting syndicate, and where a Fund purchases underwritten fixed-income securities from the Jefferies Trading Entity; (ii) the purchase by a Fund of fixed-income securities from, or the sale of fixed-income securities to, a Jefferies Trading Entity, in transactions in which the Jefferies Trading Entity is acting as a principal; and (iii) participation in certain specific arrangements or transactions that a Fund may participate in with a Jefferies Trading Entity. These arrangements and transactions (as described in section VI(B) below are tender option bond trust structures (“TOBs”), certain asset backed or mortgage back securitization structures, loan syndicates, and investments in the same company.

[14]	See Best Execution Guidelines for Fixed-Income Securities, Securities Industry and Financial Markets Association, Asset Management Group (September 2008).

If the Jefferies Trading Entities were considered to be second-tier affiliates of the Funds, a Securities Transaction would potentially violate one or more of Section 17(a) or Section 17(d) of the Act and Rule 17d-1 thereunder. The inability of the Funds to execute Securities Transactions involving the Jefferies Trading Entities imposes a hardship on the Funds by prohibiting the Funds from engaging in Securities Transactions with a dealer or trader with a substantial market share in certain fixed income markets and by preventing the Funds from purchasing or selling securities that the Funds would have purchased or sold in transactions in which a Jefferies Trading Entity has some involvement.

B.	Joint Transactions

Applicants are requesting an Order pursuant to Rule 17d-1 under the Act to the extent necessary to permit the Jefferies Trading Entities to participate jointly with the Funds in (i) TOBs transactions involving municipal bonds, (ii) asset-backed or mortgage-backed securities transactions, (iii) syndicated loan transactions, and (iv) investments in the same company.

(i)	Tender Option Bond Trust Structures

Each of the Funds investing in long-term municipal bonds may engage in transactions with a Jefferies Trading Entity involving tender option bond trusts (“TOBs”). TOBs are derivative securities that (as relevant here) are created by a fund placing municipal bonds into a trust arrangement established by a dealer on behalf of the fund. In exchange, each respective fund receives cash and a residual interest security. In a typical TOBs transaction, the trust funds the purchases of the municipal bonds by issuing securities (“floaters”) which are purchased by third-party investors (often tax-exempt money market funds) and which pay interest (generally quarterly or semi-annually) based on interest rates that are typically reset weekly. The floaters are remarketed typically on a weekly basis by a remarketing agent, which receives a fee from the trust for such service. During that activity, the remarketing agent may also own floaters for a brief period of time while the fund holds the residual interest. In addition, the remarketing agent, or a separate entity, which may or may not be affiliated with the remarketing agent, also serves as the liquidity provider by committing to hold a floater the remarketing agent is unable to place with an investor until such time as the floater can be placed or the trust is collapsed and the municipal bond is delivered back into the fund or otherwise sold, events which can be triggered by the liquidity provider under certain circumstances.15 Where floaters are tendered back to the liquidity provider, the liquidity provider would hold the floaters at the same time the fund held the residual interest in the underlying bond. If a Jefferies Trading Entity establishes the trust to which a Fund wishes to sell its long-term security and serves as remarketing agent and/or liquidity provider, and such Fund holds the residual interest in the underlying bond, such a transaction could be considered a joint transaction and therefore subject to Section 17(d) and Rule 17d-1 thereunder. Situations could also arise in which a Jefferies Trading Entity establishes a TOBs structure for itself or a related party and holds the residual and a Fund (e.g., a tax-exempt money market fund) holds the floater. (Section 17(a) also may be involved where, for example, the Jefferies Trading Entity, as liquidity provider, is to purchase a floater held by a Fund.)

[15]	For example, a termination event may encompass a wide variety of circumstances, certain of which may be objectively determined and certain of which involve an element of subjectivity. For example, such an event may include (i) the inability of the remarketing agent to sell all or a specified percentage of the floating rate securities after a specified amount of time has passed; (ii) a downgrade in the rating of the underlying bond or the insurer of the bond; (iii) a determination by the liquidity provider that the financial condition of the issuer of the underlying bond has deteriorated to an extent that is in the judgment of the liquidity provider materially adverse to the trust; or (iv) certain changes in laws or regulations that, in the judgment of the liquidity provider, may increase its costs or reduce its returns. In the event the liquidity provider determines to terminate the trust, the liquidity provider will be required to make payments on the floating rate securities.

(ii)	Asset- and Mortgage-Backed Securities

In a typical asset-backed securities (ABS) or mortgage-backed securities (MBS) transaction, a financial institution which sponsors the ABS or MBS sells a pool of loans (which may have been originated by the sponsor or its affiliates or a third party) to a special purpose entity, which in turn sells such loans to a trust. The trust issues interest-bearing notes or pass-through certificates (of which the sponsor or its affiliate may serve as underwriter or initial purchaser) backed by the trust’s assets; the sponsor or its affiliate may retain a portion of such notes or certificates or an equity or residual interest in the trust. The assets continue to be serviced, and the income received from such assets is used to make distributions to the holders of the ABS or MBS and the holder of the equity or residual interest.

The Funds, as consistent with their investment policies, may enter into transactions involving ABS or MBS, including those that are issued by special purpose entities sponsored by a Jefferies Trading Entity (or an affiliate) under circumstances in which both (i) a portion of such ABS or MBS or the residual interest in the special purpose entity is owned directly or indirectly by the Jefferies Trading Entity (or an affiliate) and (ii) the Jefferies Trading Entity (or an affiliate) acts as the servicer of assets.

Though Applicants do not necessarily concede that such transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably fall under those provisions due to the various roles played by the Jefferies Trading Entity (or an affiliate).16 The Applicants submit, however, that there is little opportunity or, indeed, economic incentive to overreach a Fund when acting in those capacities. Nevertheless, the scenario is more complicated than a straightforward purchase or sale of a third-party sponsored ABS or MBS from a Jefferies Trading Entity. Thus, to the extent an independent check may be necessary, a Fund will only engage in ABS or MBS transactions in which (i) the residual interest in the special purpose entity sponsored by the Jefferies Trading Entity (or an affiliate) is owned directly or indirectly by the Jefferies Trading Entity (or an affiliate) and (ii) the Jefferies Trading Entity (or an affiliate) acts as the servicer of assets, if, based on relevant information that is reasonably available to the Fund’s Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate and the Fund participates in each such class on the same terms as other purchasers of that class.

(iii)	Syndicated Loan Facilities

A Fund may also participate as a member of a syndicated loan facility (i.e., as a lender to the borrower under the facility) in which a Jefferies Trading Entity is also (i) an agent with responsibility (either solely or with one or more co-agents) for structuring, arranging, placing, or administering the loan facility or for other functions related to the loan syndicate, (ii) a syndicate member or (iii) both. As such an agent, the Jefferies Trading Entity might, among other things, negotiate with the Fund over its initial participation in the syndicate or over its subsequent approval of a waiver or other amendments to the loan facility requested by the borrower. The Jefferies Trading Entity would likely receive fees from the borrower under the loan facility for acting as an agent, which the Fund, as a non-agent member of the loan syndicate would not receive. Similarly, where the Jefferies Trading Entity and a Fund took different actions as members of a loan syndicate (e.g., one approving a requested amendment and the other not) or committed to fund different amounts of the loan, they might receive different levels of fees in respect of the loan. Though Applicants do not necessarily concede that all such syndicated loan transactions fall under Section 17(d) of the Act and Rule 17d-1 thereunder, such transactions could arguably come within the scope of those provisions in light of the fact that a Fund and the Jefferies Trading Entity could have an interest in the same loan facility.

[16]	The Applicants note that the Jefferies Trading Entity (or its affiliate) may act in other capacities with respect to an ABS or MBS vehicle. For example, the Jefferies Trading Entity (or an affiliate) might serve as hedging counterparty or administrative agent for the vehicle.

As a condition to the requested relief for syndicated loan facilities in which a Fund and a Jefferies Trading Entity participate and that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) the participation by the Fund and the Jefferies Trading Entity would involve no coordination between the Fund and the Jefferies Trading Entity beyond that of a type the Jefferies Trading Entity engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Jefferies Trading Entity) would be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Jefferies Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

(iv)	Investments in the Same Company.

It is also possible that a Fund could make an investment in a company (or other issuer) in which a Jefferies Trading Entity (or an affiliate) also has invested. In such a situation, the Fund and the Jefferies Trading Entity (or affiliate) might hold the same securities issued by the company or one could hold securities of a different class or even a different type (e.g., debt vs. equity) than the other. Again, while the Applicants do not necessarily concede that all such situations fall under Section 17(d) of the Act and Rule 17d-1 thereunder, some situations where a Fund and a Jefferies Trading Entity (or an affiliate) have invested in the same company could arguably come within the scope of those provisions, given the fact that the Fund and the Jefferies Trading Entity would have an interest in the same company.

As a condition to the requested relief for investments by a Fund and a Jefferies Trading Entity (or an affiliate) in the same company (or other issuer) that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder (except in the case of syndicated loan transactions, which, as discussed above, will be subject to a separate condition), (a) the Fund’s and the Jefferies Trading Entity’s investment will involve no coordination between the Jefferies Trading Entity and the Fund beyond that of a type the Jefferies Trading Entity engages in with other unaffiliated investors in such company and (b) the Fund will participate or invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

As for all transactions pursuant to the Order, Joint Transactions would be subject to procedures adopted by the Fund’s Board, including the majority of the Fund’s disinterested directors or trustees, as applicable.

VII.

Relevant Provisions and Relief Requested

A.	Relevant Provisions

(i)	Section 2(a)(3)

As a result of JFIN, the Jefferies Trading Entities could arguably be second-tier affiliates of the Funds within the meaning of Section 2(a)(3) of the Act. Section 2(a)(3) of the Act, in relevant part, defines “affiliated person” of another person as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned by, controlled, or held with power to vote, by such person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such person is an investment company, any investment adviser thereof . . . .

If the Funds are assumed to be under the control of the Advisers, and MassMutual also controls JFIN, then JFIN and the Funds are affiliated persons (“first-tier affiliates”) by virtue of being under common control. The Jefferies Trading Entities could also be viewed as first-tier affiliates of JFIN, and second-tier affiliates of the Funds, because of Jefferies’ ownership of more than five percent of the voting securities of JFIN, and, moreover, its control of JFIN. In reaching the above conclusion, Applicants also assume that the presumption in Section 2(a)(9) of the Act that ownership of greater than 25% of an entity constitutes control cannot be rebutted on the facts of the present case.

(ii)	Section 17(a)

Section 17(a) of the Act, among other things, prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from selling to or purchasing from such registered company any security or other property and from borrowing money or other property from such investment company.

The primary purpose of Section 17(a) is to prevent a person with the power to control an investment company from essentially engaging in self-dealing, to the detriment of the investment company’s shareholders.17 In that regard, Section 1(b)(2) of the Act declares that it is against the public interest and the interest of investors when:

investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, in the interest of underwriters, brokers, or dealers, in the interest of special classes of their security holders, or in the interest of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders . . . .

When the person acting on behalf of an investment company has no direct or indirect pecuniary interest in a party to a principal transaction, then the abuse that Section 17(a) is designed to prevent is not present. The Funds propose to engage in Securities Transactions with the Jefferies Trading Entities. Applicants submit that, as is discussed in section VIII below, no risk of self-dealing would present itself in any Securities Transaction, as the Jefferies Trading Entities will have no influence over portfolio decisions by the Advisers, and the Advisers would receive no unfair pecuniary advantage from engaging in the Securities Transactions with the Jefferies Trading Entities.

[17]	See, e.g., S. Rep. No. 1775, 76th Cong. 3d Sess. 6 (1940).

(iii)	Section 17(d)

Section 17(d) of the Act and Rule 17d-1 thereunder prohibit any affiliated person of or principal underwriter for a registered investment company or any second-tier affiliate, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement or profit sharing plan in which the investment company participates, unless an application regarding the joint transaction has been filed with the Commission and granted by order. Rule 17d-1 provides that, in passing upon an application for such an order, the Commission will consider whether the participation of a registered investment company in a joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

Section 17(d), and Rule 17d-1 thereunder, were intended to prohibit abuses arising from conflicts of interest where rather than being on opposite sides of a transaction, an investment company and its affiliates share “some element of combination” in a transaction.18 As noted above and explained further below, the Applicants submit that in no event will the Jefferies Trading Entities have the ability to influence the decisions of the Advisers on behalf of the Funds. Moreover, participation by the Funds in such transactions with the Jefferies Trading Entities would be on a basis similar to the Jefferies Trading Entities, unless any difference is related to the differing nature of their participation in the transaction.19

B.	Authority for the Order

Section 17(b) of the Act permits any person to file an application for an order of the Commission exempting a proposed transaction of the applicant from the provisions of Section 17(a). Such applications are to be granted by the Commission if evidence establishes that:

(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	the proposed transaction is consistent with the policy of each registered investment company concerned . . .; and

(3)	the proposed transaction is consistent with the general purposes of [the Act].

Section 6(c) of the Act, in relevant part, authorizes the Commission to exempt any person or transaction, or any class or classes of persons or transactions, from any provision or provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provision of the Act. Relief is being requested pursuant to Section 6(c), as well as Section 17(b) because, among other things, the Order would cover certain classes of transactions.

[18]	SEC v. Talley Industries, Inc., 399 F.2d 396, 403 (2d Cir. 1968), cert denied, 393 U.S. 1015 (1969); see also, Investment Company Act Release No. 17534 (June 15, 1990) (Sections 17(a) and 17(d) were designed to protect investment companies from self-dealing and overreaching by insiders).
[19]	For example, in a syndicated loans transaction, the participation of various parties may differ where a party plays an additional role, such as lead agent, in the transaction.

Rule 17d-1 provides that, in passing upon an application for an order of the Commission permitting a proposed joint venture or joint arrangement otherwise proscribed by Section 17(d), the Commission will consider whether the participation of a registered investment company in a joint venture or joint arrangement is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other applicants.

C.	Relief Requested

To the extent the Jefferies trading Entities may be deemed to be second-tier affiliates of the Funds, any Securities Transaction by the Funds involving the Jefferies Trading Entities would be subject to Section 17(a) of the Act where it constitutes a principal transaction between them, and for Joint Transactions, Section 17(d) of the Act and Rule 17d-1 thereunder.

The inability of the Funds to execute Securities Transactions involving the Jefferies Trading Entities (solely as a result of Jefferies’ and MassMutual’s direct or indirect interest in JFIN) significantly limits the universe of securities broker-dealers, banks and trading counterparties available to the Funds, the universe of underwritings in which the Funds may participate and the level and number of Securities Transactions in which the Funds may engage.

In order to permit the Funds to be managed as effectively as possible, Applicants seek relief from the provisions of Sections 17(a) and an Order pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder. Applicants request an Order, pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions entered into in the ordinary course of business by a Fund involving the Jefferies Trading Entities under the circumstances described herein from the provisions of Sections 17(a) of the Act, and pursuant to Rule 17d-1 under Section 17(d) of the Act permitting the Securities Transactions described above. The Order would apply only where the Jefferies Trading Entities are deemed to be second-tier affiliates of a Fund solely because of Jefferies’ and MassMutual’s direct or indirect ownership interest in JFIN.

VIII.

Rationale for Relief

Applicants submit that the policies which Sections 17(a) and 17(d) of the Act, and Rule 17d-1 thereunder, were meant to further are not implicated here because Jefferies and the Jefferies Trading Entities are not in a position to cause a Fund to enter into a Securities Transaction or otherwise influence portfolio decisions by the Advisers on behalf of the Funds. As a result, the Jefferies Trading Entities are not in a position to engage in self-dealing or otherwise cause any of the Funds to enter into transactions that are not in the best interests of their respective shareholders. In addition, there is an existing separation and information barrier between the Advisers and the Funds on the one hand and JFIN and other Jefferies Entities on the other.

Moreover, Applicants submit that the circumstances under which the Securities Transactions would be conducted, including in particular the proposed conditions for the Order, satisfy the statutory standards for relief. The proposed conditions will be of two general types, and are reflected in the proposed conditions for the Order. The Applicants refer to the first type of conditions as “structural”, and they are intended to assure that the Advisers and the Funds continue to operate independently of, and free of any undue influence by, Jefferies and the Jefferies Trading Entities.

The Applicants refer to the second type of conditions as “transactional” conditions. Those conditions are designed to assure that the terms of the individual transactions are fair from the perspective of the Funds. At the outset, the conditions require each Fund’s Board, including a majority of its disinterested directors or trustees, as applicable, to approve, and the Fund to implement, procedures governing all Securities Transactions pursuant to the Order. Pursuant to such procedures, among other things, the Securities Transactions will be subject to ongoing review by each Fund’s Chief Compliance Officer, and will be reviewed by its Board, including a majority of the disinterested directors/trustees, on a quarterly basis. The Fund’s Adviser will provide a report to the Board, subject to review and approval by the Fund’s Chief Compliance Officer, that will indicate that the conditions of the Order have been satisfied and, to the extent there have been any changes in the volume, type or terms of such transactions between the relevant Fund and the relevant Jefferies Trading Entity, the reasons for these changes, and a determination that such changes are legitimate. Such reasons might include, for example, an increase in the volume of transactions involving fixed-income securities due to interest rate changes or a change in the number of dealers in a fixed-income security, or changes in the number and/or type of issuers the securities of which the Jefferies Trading Entity acts as underwriter or dealer. Further, the Advisers adhere to a “best execution” standard. In the case of each Securities Transaction, the relevant Adviser will make a determination that such transaction is consistent with the investment objectives of the relevant Fund and in the best interests of such Fund’s shareholders. The conditions also require price quotes from unaffiliated sources to assure fairness of price. Particular types of transactions, including possible joint transactions, will be subject to additional controls, as described in section X(B), in order to ensure that such transactions are not entered into on terms disadvantageous to the Funds.

(i)	The Securities Transactions are Reasonable and Fair and Do Not Involve the Risk of Overreaching

The independence of the Jefferies Trading Entities from the Advisers demonstrates that no risk of overreaching or self-dealing by the Jefferies Trading Entities would be present if the Funds and the Jefferies Trading Entities engaged in Securities Transactions. Jefferies and MassMutual will continue to operate independently. The Jefferies Trading Entities will operate independently of the Advisers and all MassMutual Entities. The Advisers will operate independently of the Jefferies Trading Entities. Similarly, as relevant to this Application, the Jefferies Entities and the MassMutual Entities will each operate separately from JFIN.20 As a condition to the relief requested by this Application, none of Jefferies, the Jefferies Trading Entities or JFIN will control (within the meaning of Section 2(a)(9) of the Act), directly or indirectly, the Advisers or the Funds. Further, there is not, and will not be, any express or implied understanding between Jefferies and MassMutual, the Jefferies Trading Entities or any Adviser that the Adviser will cause a Fund to enter into Securities Transactions or give preference to the Jefferies Trading Entity in effecting such transactions between the Fund and the Jefferies Trading Entity.

The Jefferies Trading Entities and the Advisers have and will have their own separate officers and employees, each has been and will continue to be separately capitalized and each has maintained and will maintain its own separate books and records and physically separate offices. Similarly, the Advisers operate as distinct entities and independent profit centers under the umbrella of MassMutual. Thus, the Advisers will have no economic incentive to place orders with the Jefferies Trading Entities unless it is in a Fund’s best interests to do so. In sum, the existence of JFIN will not affect the operations of the Advisers or influence the decisions of the Advisers on behalf of the Funds to engage in Securities Transactions with the Jefferies Trading Entities.

If an Adviser were to purchase securities on behalf of a Fund in a transaction involving the Jefferies Trading Entities, the benefits afforded the Jefferies Trading Entities by engaging in such transactions would differ from, and would not be shared by, the Advisers. That is, the Adviser benefits from a transaction only where such transaction is beneficial to the Fund (by increasing the assets under management by the Adviser and therefore, the Adviser’s fee, and by positively affecting the Adviser’s performance record). Further, personnel of the Advisers will be compensated based on the performance of the Funds managed by them and profitability of the Advisers will not be affected in any way by the profitability of the Jefferies Trading Entities.

[20]	There is a service agreement between Jefferies LLC and JFIN regarding the provision of administrative services (payroll, HR, leased space, tax support, and compliance support) and setting out an arrangement fee sharing for deals origination by Jefferies investment banking such that JFIN is required to pay Jefferies LLC fees on certain transactions originated by Jefferies LLC. Under the agreement, the fee allocation varies depending on the nature of the transaction and the extent of JFIN commitment.

(ii)	The Funds’ Participation in Joint Transactions Will Be on a Basis No Less Advantageous Than That of Similarly Situated Trading Entities

The complete separation of the Advisers from the Jefferies Trading Entities, and the inability of the Jefferies Trading Entities to influence the Advisers prevents each party in a Joint Transaction from obtaining an unfair advantage. In addition, the entity separation and the information barriers in place between the Advisers and the Jefferies Trading Entities assures that no Adviser will have an economic incentive to trade with the Jefferies Trading Entities unless it is in the best interest of a Fund. Moreover, for any Joint Transaction effected pursuant to the Order, the Applicants will follow procedures, described in further detail in section X below, designed to ensure the fairness of such transactions. For example, in a Joint Transaction involving ABS or MBS that are newly issued by special purpose entities sponsored by a Jefferies Trading Entity (or an affiliate), under circumstances in which both (i) the residual interest in the special purpose entity is owned directly or indirectly by the Jefferies Trading Entity (or an affiliate) and (ii) the Jefferies Trading Entity (or an affiliate) acts as the servicer of assets, a Fund will purchase such ABS or MBS only where Funds (and other discretionary advisory accounts) managed by the Adviser purchase less than 50% of the dollar amount of securities of each class acquired by the Fund, and the Fund participates in each such class on the same terms as other purchasers of that class. Such a condition will reflect the arms-length nature of the terms upon which the Fund will participate. In addition, the power of a Jefferies Trading Entity to collapse the trust in a transaction involving TOBs would be limited to the occurrence of certain events.21

With respect to investments in a company or syndicated loan facility in which a Fund and a Jefferies Trading Entity participate in a manner that may be prohibited by Section 17(d) of the Act, the terms of the Fund’s investment or participation, respectively, will involve no coordination between the Jefferies Trading Entity and the Fund beyond that of a type the Jefferies Trading Entity engages in with other unaffiliated investors in the company or participants in the facility, respectively. With respect to participation in a syndicated loan facility, the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Jefferies Trading Entity) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility;22 and in the case of the primary syndication of a loan facility where a Jefferies Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser. With respect to investments in the same company (other than syndicated loan transactions), the Fund will invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

(iii)	The Order Would be Appropriate in the Public Interest and Consistent with the Policies of the Funds

Prohibiting the Funds from engaging in Securities Transactions involving the Jefferies Trading Entities harms the interests of the shareholders of the Funds by preventing the Adviser from investing in a way which is most beneficial to the shareholders, policies which Sections 17(a) and 17(d) of the Act were meant to further. Given that the Securities Transactions do not involve the threat of overreaching, it would be contrary to the interests of the Funds’ shareholders to prohibit them.

[21]	See note 11, supra.
[22]	See, e.g., note 15, supra.

The Jefferies Trading Entities are a leading broker-dealer (or trader) in transactions involving a wide variety of asset classes, including the types of securities in which the Funds seek to invest. Further, consolidation in the financial services industry has led funds and their advisers to rely increasingly on a smaller number of institutions for reliable information and access to the securities markets. Permitting the Securities Transactions that would be prohibited or restricted by Section 17 of the Act would enable the Funds to continue to engage in transactions with the same universe of securities dealers and trading counterparties as prior to formation of JFIN, allowing the Funds to achieve better transaction terms and portfolio diversification and liquidity than if relief were not granted. Prohibiting the Securities Transactions would significantly narrow this universe and potentially impair the ability to diversify and to achieve favorable terms or best price and execution, resulting in potential harm to shareholders of the Funds. Finally, as noted earlier, each of the Funds may engage in transactions in fixed-income securities and, consequently, granting the Order would further the policies of the Funds.

(iv)	The Securities Transactions Are Consistent With the Purposes of the Act and the Protection of Investors

As noted above, the independence of the businesses of MassMutual and Jefferies generally will provide protection to investors, and Securities Transactions will be conducted on an arm’s-length basis. Moreover, the Advisers and the Funds will adopt and monitor procedures designed to ensure that the terms of particular Securities Transactions involving the Jefferies Trading Entities are fair and reasonable and do not involve overreaching. For example, before a Fund and a Jefferies Trading Entity enter into any principal transaction, the Adviser will obtain competitive quotations for the same securities (or in the case of securities for which quotations for the same securities are not available, competitive quotations for Comparable Securities)23 from at least two other unaffiliated dealers that are in a position to quote favorable prices. For each such Securities Transaction, the Adviser will determine, based upon the information reasonably available to the Fund and the Adviser and deemed relevant by it, that the price available from the Jefferies Trading Entity is at least as favorable as that available from other sources. In addition, each Fund’s Board, including a majority of its disinterested Directors/Trustees, will approve, and the Fund will implement, procedures governing all Securities Transactions, including principal transactions between the Jefferies Trading Entity and the Funds. In a TOBs transaction structured after the closing of JFIN, the relevant Fund’s Board will adopt procedures designed to assure that such transaction is in the best interests of the Fund, taking into consideration aspects unique to such arrangement.

IX.

Precedent

Applicants submit that the policy considerations that supported the Commission’s grant of relief from Section 17(a) of the Act and permitting certain transactions pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder in Morgan Stanley Investment Management, Inc., et al. (“Morgan Stanley”), Investment Company Act Release Nos. 28941 (Oct. 6, 2009) (Notice) and 28986 (Oct. 29, 2009) (Order) and Keeper Holdings, LLC, et al. (“Keeper”), Investment Company Act Release Nos. 25145 (August 29, 2001) (Notice) and 25171 (Sept. 25, 2001) (Order), are particularly relevant to Applicants’ request for relief.

[23]	The term “Comparable Securities” refers to securities with substantially identical maturities, credit risk and repayment terms (including floating or fixed-rate coupons, attached options, or any other provisions that affect the expected size or timing of the payments from the securities) as the securities to be purchased or sold.

In Morgan Stanley and Keeper, the Commission provided relief permitting affiliated transactions between two entities that were second-tier affiliates solely by virtue of a joint venture between the parent companies of each such entity (or its adviser). In the Morgan Stanley application, the applicants noted that Keeper contained far fewer and less burdensome conditions than American Century (described below); however, the Morgan Stanley applicants included conditions based on American Century (and certain other precedent) to establish fully shareholder protections corresponding to the exemption in the context of the nature and scope of the attenuated affiliation presented there. Applicants propose to impose substantially similar conditions to those imposed in Morgan Stanley and American Century, which were stricter than those in Keeper.

Applicants also refer the Commission to the order granted in American Century Companies, Inc., et al. (“American Century”), Investment Company Act Release Nos. 25449 (March 1, 2002) (Notice) and 25501 (March 27, 2002) (Order). In American Century, in effect, the Commission determined that the risks of self-dealing and overreaching that Section 17 is designed to prevent were mitigated sufficiently in transactions between certain funds and certain broker-dealer entities, where the funds and the broker-dealer entities were second-tier affiliates solely by virtue of the interest of the parent company of the broker-dealer entities in the parent company of the funds’ advisers.

The applicants in Morgan Stanley, Keeper and American Century were able to avoid self-dealing and overreaching in large part due to the separation maintained between each entity desiring to engage in the relevant transactions and the implementation of procedures designed to prevent conflicts of interest. Similarly, as addressed above, the Advisers will operate independent of the Jefferies Trading Entities, and Applicants have proposed conditions for relief that will ensure ample separation, prevent self-dealing and overreaching and avoid conflicts of interest. In addition, the affiliation between the broker-dealer entities and the advisers in American Century was more direct than the second-tier affiliation between Funds and Advisers and the Jefferies Trading Entities arguably created by JFIN. In American Century, the parent of the broker-dealer entities held a 45% economic interest (approximately 8.7% of the voting interests) in the parent of the advisers, which parent was controlled by the Stowers family. By contrast, the affiliation between the Funds, the Advisers and the Jefferies Trading Entities will result solely from the interests of Jefferies and MassMutual in an independently operated entity, JFIN. The Jefferies Trading Entities will have no interest in MassMutual and the MassMutual will have no interest in the Jefferies Trading Entities.

In addition to Keeper and American Century, for reasons discussed above relating to the underlying purpose of Section 17(a) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of other orders granting relief from Section 17(a) apply equally here, including: Columbia ETF Trust, et a. Investment Management Company Act Release Nos. 30260 (Nov. 13, 2012) (Notice) and 30301 (Dec. 11, 2012) (Order); Cash Account Trust, et al. Investment Company Act Release Nos. 30188 (Aug. 31, 2012) (Notice) and 30215 (Sept. 25, 2012) (Order); Banc of America Funds Series Trust, et al. Investment Company Act Release Nos. 29741 (Aug. 1, 2011) (Notice) and 29769 (Aug. 24, 2011) (Order); HighMark Capital Management, Inc., et al. Investment Company Act Release Nos. 29660 (Apr. 26, 2011) (Notice) and 29675 (May 24, 2011) (Order); Banc of America Funds Trust, et al. Investment Company Act Release Nos. 28526 (Dec. 1, 2008) (Notice) and 28573 (Dec. 29, 2008) (Order); Morgan Stanley Investment Management Inc., et al., Investment Company Act Release Nos. 28125 (Jan. 18, 2008) (Notice) and 28150 (Feb. 13, 2008) (Order); Lehman Brothers Asset Management LLC, et al., Investment Company Act Release Nos. 27920 (Aug. 1, 2007) (Notice) and 27957 (Aug. 28, 2007) (Order); J.P. Morgan Investment Management Inc., et al., Investment Company Act Release Nos. 26446 (May 10, 2004) (Notice) and 26466 (June 8, 2004) (Order); J.P. Morgan Fleming Asset Management (USA), Inc., et al., Investment Company Act Release Nos. 25574 (May 15, 2002) (Notice) and 25608 (June 11, 2002) (Order); Goldman Sachs Trust, et al., Investment Company Act Release Nos. 24834 (Jan. 23, 2001) and 24877 (Feb. 21, 2001) (Order); and MONY Life Insurance Company, et al., Investment Company Act Release Nos. 24073 (October 5, 1999) (Notice) and 24120 (November 2, 1999) (Order). Applicants note that the Commission has granted relief in the above orders for transactions between both second- and first-tier affiliates. While Applicants recognize that the conditions in such orders may be more strict in certain respects, the affiliation between the parties was also more direct. By contrast, Applicants request relief to engage in Securities Transactions between only entities that may be deemed second-tier affiliates.

For reasons discussed above relating to the underlying purpose of Section 17(d) and the absence of the potential for self-dealing, Applicants submit that the policy considerations that supported the Commission’s issuances of the Keeper and American Century orders granting relief from Section 17(d) also apply here.

X.

Applicants’ Conditions

Applicants agree that the Order granting the requested relief will be subject to the following conditions:

A.	Structural

(1)	Jefferies will control none of the Advisers or the Funds or any principal underwriter for the Funds, directly or indirectly, within the meaning of Section 2(a)(9) of the Act. The Order will remain in effect only so long as MassMutual, or such other entity not controlling, controlled by or under common control with Jefferies, primarily controls the Advisers.

(2)	The Jefferies Trading Entities will not directly or indirectly consult with MassMutual, the Advisers or any portfolio manager of the Advisers concerning securities purchases or sales or the selection of a broker or dealer for any Securities Transaction placed or to be placed on behalf of a Fund, or otherwise seek to influence the choice of broker or dealer for any Securities Transaction by a Fund other than in the normal course of sales activities of the same nature that are being carried out during the same time period with respect to unaffiliated institutional clients of the applicable Jefferies Trading Entity.

(3)	No officer, director or employee of JFIN will directly or indirectly seek to influence in any way the terms of any Securities Transaction covered by the Order.

(4)	The Advisers and the Jefferies Trading Entities will operate as separate organizations, with separate capitalization, separate books and records, separate officers and employees, and physically separate offices. The Jefferies Trading Entities will adopt, and implement, policies that prohibit the Jefferies Trading Entities from (i) linking any approval or action relating to JFIN to any action by any Fund or by any Adviser relating to any Fund or (ii) using the existence of JFIN as a basis for seeking to persuade any Fund or Adviser to engage in business with the Jefferies Trading Entity. The Advisers have adopted policies designed to keep information about client holdings and transactions on a confidential basis, prior to any public disclosure. Pursuant to these policies, the Advisers will designate information regarding investment advisory and portfolio execution matters relating to the Funds as information that may not be communicated between JFIN, on one hand, and the Advisers, on the other hand, prior to any public disclosure.

(5)	The Jefferies Trading Entities will not adopt any compensation scheme any component of which is based on (i) a factor that treats the Funds differently than unaffiliated counterparties or (ii) the amount of business done by the Funds with the Jefferies Trading Entities, except to the extent such business affect the profits or losses of the Jefferies Trading Entities.

(6)	The respective legal/compliance departments of the Advisers and the Jefferies Trading Entities will prepare guidelines for their respective personnel to make certain that Securities Transactions effected pursuant to the Order comply with its conditions, and that the respective Advisers and Jefferies Trading Entities maintain an arms-length relationship. The respective compliance departments of the Advisers and Jefferies Trading Entities will monitor periodically the activities of the Advisers and Jefferies Trading Entities, respectively, to make certain that the conditions to the Order are met.

B.	Transactional

With respect to each Securities Transaction entered into or effected pursuant to the Order:

(1)	Each Fund’s Board, including a majority of its disinterested directors/trustees (the “Necessary Majority”), shall approve, and the Fund shall implement, procedures governing all transactions pursuant to the Order and the Fund’s Board shall no less frequently than quarterly review all such transactions and receive and review a report of those transactions. Such report, which will be prepared by the Fund’s Adviser, and reviewed and approved by the Fund’s Chief Compliance Officer, will indicate for each transaction that the conditions of the Order have been satisfied, and will include a discussion of any significant changes in the volume, type or terms of transactions between the relevant Fund and the relevant Jefferies Trading Entity, the reasons for these changes, and a determination that such changes are legitimate.

(2)	For each transaction, the Advisers will adhere to a “best execution” standard when effecting transactions for the Funds and will not take into account the impact of a Fund’s investment decision on the Jefferies Trading Entities or their affiliates. Before entering into any such transaction, the Adviser will determine that the transaction is consistent with the investment objectives and policies of the Fund.

(3)	Each Fund will (i) for so long as the Order is relied upon, maintain and preserve in an easily accessible place a written copy of the procedures and conditions (and any modifications thereto) that are described herein, and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any Securities Transaction in which the Fund’s Adviser knows that both a Jefferies Trading Entity and the Fund directly or indirectly have an interest occurs, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the security purchased or sold by the Fund, a description of the Jefferies Trading Entity’s interest or role in the transaction, the terms of the transaction, and the information or materials upon which the determination was made that each such transaction was made in accordance with the procedures set forth above and conditions in this Application.

(4)	Except as otherwise provided in 4(a) and 4(b) below, before any secondary market principal transaction is entered into between a Fund and a Jefferies Trading Entity, the Fund’s Adviser must obtain a competitive quotation for the same securities (or in the case of securities for which quotations for the same securities are not available, a competitive quotation for Comparable Securities) from at least two unaffiliated dealers that are in a position to quote favorable market prices. For each such transaction, the Adviser will determine, based upon the quotations and such other relevant information (such as available transaction prices and any other information regarding the value of the securities) as is reasonably available to the Adviser, that the price available from the Jefferies Trading Entity is at least as favorable as that available from other sources.

(a)

With respect to each such transaction that is a repurchase transaction, a Fund will be permitted to enter into a master repurchase agreement with the Jefferies Trading Entity but will only enter into each separate repurchase transaction under the master repurchase agreement only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the income to be earned from the repurchase transaction is at least equal to that available from other sources. Before any repurchase transaction are entered into pursuant to the exemption, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated dealers with respect to repurchase transactions comparable to the type of repurchase transaction involved, except that if quotations are unavailable from two such dealers, only one other competitive quotation is required.

(b)	With respect to each such transaction involving variable rate demand notes for which dealer quotes are not ordinarily available, a Fund will only undertake purchases and sales where the Adviser has determined, based on relevant information reasonably available to the Adviser, that the income earned from the variable rate demand note is at least equal to that of variable rate demand notes of comparable quality that are available from other sources.

(5)	With respect to securities offered in a primary market underwritten transaction, a Fund will undertake such purchase from a Jefferies Trading Entity only where the Adviser has determined, based upon relevant information reasonably available to the Adviser, that the securities were purchased at a price that is no more than the price paid by each other purchaser of securities from the Jefferies Trading Entity or other members of the underwriting syndicate in that offering or in any concurrent offering of the securities, and on the same terms as such other purchasers (except in the case of an offering conducted under the laws of a country other than the United States, for any rights to purchase that are required by law to be granted to existing securities holders of the issuer).

(6)	In the case of an arrangement regarding a tender option bond trust for which a Jefferies Trading Entity acts as a liquidity provider or remarketing agent and owns an interest (or may own an interest as a result of such capacity):

(a) (i) the Necessary Majority of the Fund’s Board will adopt procedures designed to assure that it is in the best interests of the Fund to participate in any such arrangements. Such procedures will take into consideration, among other things, the terms of the arrangement, the nature of the respective interests in the trusts that may be held by the Jefferies Trading Entity and the Funds, and the circumstances under which the Jefferies Trading Entity may cause termination of the trust and the transfer of the underlying bonds back to the Fund; and

(ii) where the Jefferies Trading Entity owns the residual interest and a Fund owns a floating rate interest: (1) the Fund must be eligible to participate in any discretionary tender on the same basis as any similarly situated holder of floating rate interests, (2) the Fund must participate in any mandatory tender on the same basis as each similarly situated holder and (3) less than 50% of the floating rate interests must be owned by Funds (and other discretionary accounts) managed by the Fund’s Adviser.

(b)	before any such arrangements are entered into pursuant to the exemption, where the Fund holds the residual interest, the Fund or the Adviser must obtain competitive quotations from at least two unaffiliated institutions with respect to fees charged by such institutions for acting as liquidity provider or remarketing agent, except that if quotations are unavailable from two such institutions, only one other competitive quotation is required. Any fees paid to the Jefferies Trading Entity as liquidity provider or remarketing agent will be no greater than the lowest of such quotations, unless the Board finds that such difference is justified by a corresponding difference in the nature of the services provided.

(7)

With respect to ABS or MBS that are newly issued by special purpose entities sponsored by a Jefferies Trading Entity (or an affiliate) under circumstances in which both the following are true: (i) the residual interest in the special purpose entity is owned directly or indirectly by the Jefferies Trading

Entity (or an affiliate), and (ii) the Jefferies Trading Entity (or an affiliate) acts as the servicer of assets, purchases of such securities will be made by a Fund only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the transaction, Funds (and other discretionary advisory accounts) managed by the Adviser will purchase less than 50% of the dollar amount of securities of each class acquired by the Fund in the aggregate, and the Fund participates in each such class on the same terms as other purchasers of that class.

(8)	With respect to a syndicated loan facility in which a Fund and a Jefferies Trading Entity participate in a manner that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder, (a) the participation by the Fund and the Jefferies Trading Entity will involve no coordination between the Fund and the Jefferies Trading Entity beyond that of a type the Jefferies Trading Entity engages in with other unaffiliated participants in such facility, (b) the terms of the Fund’s participation in the facility (to the extent within the knowledge and control of the Jefferies Trading Entity) will be on a basis no less advantageous than that of other similarly situated participants (i.e., the Fund will receive the same priority, security, interest rate and fees as other participants in the same tranche or other portion of the loan in which the Fund is a participant), except to the extent such difference is related to services performed with respect to the facility or their role in the facility and (c) in the case of the primary syndication of a loan facility where the Jefferies Trading Entity is lead agent with primary responsibility for structuring, arranging or placing such facility, the Fund will participate in the facility only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon conclusion of allocations to holders of record in the primary syndication of the facility, less than 50% of the participations will be held by Funds (and other discretionary advisory accounts) managed by the Adviser.

(9)	With respect to situations in which a Fund and a Jefferies Trading Entity (or an affiliate) have invested in the same company and that might otherwise be prohibited by Section 17(d) of the Act and Rule 17d-1 thereunder (other than a syndicated loan transaction, which is subject to Transactional Condition (8) above), (a) the Fund’s and the Jefferies Trading Entity’s (or affiliate’s) investment will involve no coordination between the Jefferies Trading Entity (or an affiliate) and the Fund beyond that of a type the Jefferies Trading Entity (or an affiliate) engages in with other unaffiliated investors in such company and (b) the Fund will participate or invest in a type or class of securities (e.g., equity securities) of the company only where, based on relevant information that is reasonably available to the Adviser, the Adviser believes that, upon the close of the investment transaction, less than 50% of the dollar amount of the securities of such type or class will be owned by Funds (and other discretionary advisory accounts) managed by the Adviser.

XI.

Conclusion

Applicants submit that the Securities Transactions described in this Application satisfy the standards of Sections 6(c) and 17(b) and Rule 17d-1. There is no danger of overreaching or self-dealing by the Jefferies Trading Entities in connection with a Securities Transaction, and there will be no conflict of interest associated with an Adviser’s decision to engage in a Securities Transaction with a Jefferies Trading Entity on behalf of a Fund. Moreover, the Order is consistent with the policies of the Funds and the protection of investors, as the Advisers will manage the Funds in accordance with the policies and investment objectives of the Funds and without any influence by the Jefferies Trading Entities. Finally, permitting the Securities Transactions will be appropriate in the public interest and consistent with general purposes of the Act because the ability to engage in Securities Transactions increases the likelihood of a Fund achieving best price and execution in such transactions and results in none of the abuses that the Act was designed to prevent.24

[24]	See Section 1(b)(2) of the Act, supra.

Based upon the foregoing, Applicants respectfully submit that it is appropriate in the public interest and consistent with the protection of investors and the purposes and policies underlying the Act to issue an Order pursuant to Sections 6(c) and 17(b) of the Act exempting Securities Transactions from the provisions of Section 17(a) of the Act and, in the case of Joint Transactions, permitting such Securities Transactions pursuant to Section 17(d) and Rule 17d-1 of the Act on the basis also that the Fund’s participation is no less advantageous than the Jefferies Trading Entity’s unless such difference is justified by services performed or role in the transaction.

XII.

Procedural Matters

Pursuant to Rule 0-2(f) under the Act, Applicants state that written or oral communications regarding this Application should be directed to the names and addresses indicated on the cover page of this Application.

The address of each Applicant is as follows: The principal offices of each of the Babson Funds are currently located at 550 South Tryon, Suite 3300, Charlotte, North Carolina 28202. The principal offices of each of the MML Funds and MML Adviser are currently located at 100 Bright Meadow Blvd., M243, Enfield, CT 06082. The principal office of the Babson Adviser is currently located at 1500 Main Street, Springfield, Massachusetts 01115. The principal office of the Jefferies Trading Entities (other than JIL) is currently located at 520 Madison Avenue, 10th Floor, New York, New York 10022. The principal office of JIL is currently located at Vintners Place, 68 Upper Thames Street, London, EC4V 3BJ.

Applicants desire that the Commission issue the Order pursuant to Rule 0-5 under the Act without conducting a hearing.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The verifications on behalf of each Applicant required by Rule 0-2(d) are attached hereto as Exhibits A-1 to A-13. A statement of authorization with respect to the filing of this Application by each Applicant and accompanying resolutions by each Fund’s Board required by Rule 0-2(c)(1) are attached hereto as Exhibits B-1 to B-2.

The parties have executed this Application in one or more counterparts.

Signed on behalf of each of the funds listed in Schedule A

25By	/s/ Janice M. Bishop
Name: Janice M. Bishop
Title: Secretary
Date: December 22, 2015

[25]	(Signatures on behalf of Babson Funds)

Signed on behalf of each of the funds listed in Schedule B

26By:	/s/ Nicholas Palmerino
Name: Nicholas Palmerino
Title: CFO and Treasurer
Date: December 22, 2015

BABSON CAPITAL MANAGEMENT LLC

By:	/s/ Sheldon M. Francis
Name: Sheldon M. Francis
Title: Co-General Counsel & Managing Director
Date: December 22, 2015

MML INVESTMENT ADVISERS, LLC

By:	/s/ Brian Haendiges
Name: Brian Haendiges
Title: Vice President
Date: December 22, 2015

JEFFERIES LLC

By:	/s/ Robert Welch
Name: Robert Welch
Title: Managing Director
Date: January 15, 2016

JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Huw Tucker
Name: Huw Tucker
Title: MD, International CFO
Date: January 13, 2016

[26]	(Signatures on behalf of MML Funds)

JEFFERIES LEVERAGED CREDIT PRODUCTS, LLC

By:	/s/ Robert Welch
Name: Robert Welch
Title: Managing Director
Date: January 15, 2016

BABSON CAPITAL GLOBAL ADVISORS LIMITED

By:	/s/ Sheldon M. Francis
Name: Sheldon M. Francis
Title: Director
Date: December 22, 2015

CORNERSTONE REAL ESTATE ADVISORS LLC

By:	/s/ William E. Bartol
Name: William E. Bartol
Title: Chief Risk & Compliance Officer
Date: December 22, 2015

Schedule A

Babson Capital Corporate Investors

Babson Capital Participation Investors

Babson Capital Global Short Duration High Yield Fund

Babson Capital Funds Trust and its series portfolios including:

Babson Active Short Duration Bond Fund,

Babson Emerging Markets Debt Blended Total Return Fund

Babson Emerging Markets Local Currency Debt Fund

Babson Global Credit Income Opportunities Fund

Babson Global Floating Rate Fund

Babson Global High Yield Fund,

Babson Total Return Bond Fund

Babson U.S. High Yield Fund

Schedule B

MassMutual Premier Balanced Fund

MassMutual Premier Core Bond Fund

MassMutual Premier Disciplined Growth Fund

MassMutual Premier Disciplined Value Fund

MassMutual Premier Diversified Bond Fund

MassMutual BaringsDynamic Allocation Fund

MassMutual Premier Global Fund

MassMutual Premier High Yield Fund

MassMutual Premier Inflation-Protected and Income Fund

MassMutual Premier International Equity Fund

MassMutual Premier Main Street Fund

MassMutual Premier Money Market Fund

MassMutual Premier Short-Duration Bond Fund

MassMutual Premier Small Cap Opportunities Fund

MassMutual Premier Strategic Emerging Markets Fund

MassMutual Premier Value Fund

MassMutual RetireSMARTSM 2010 Fund

MassMutual RetireSMARTSM 2015 Fund

MassMutual RetireSMARTSM 2020 Fund

MassMutual RetireSMARTSM 2025 Fund

MassMutual RetireSMARTSM 2030 Fund

MassMutual RetireSMARTSM 2035 Fund

MassMutual RetireSMARTSM 2040 Fund

MassMutual RetireSMARTSM 2045 Fund

MassMutual RetireSMARTSM 2050 Fund

MassMutual RetireSMARTSM 2055 Fund

MassMutual RetireSMARTSM 2060 Fund

MML Aggressive Allocation Fund

MML American Funds® Core Allocation Fund

MML American Funds® Growth Fund

MML American Funds® International Fund

MML Balanced Allocation Fund

MML Blue Chip Growth Fund

MML Conservative Allocation Fund

MML Equity Income Fund

MML Equity Index Fund

MML Focused Equity Fund

MML Foreign Fund

MML Fundamental Growth Fund

MML Fundamental Value Fund

MML Global Fund

MML Growth Allocation Fund

MML Growth & Income Fund

MML Income & Growth Fund

MML International Equity Fund

MassMutual RetireSMARTSM Conservative Fund

MassMutual RetireSMARTSM Growth Fund

MassMutual RetireSMARTSM In Retirement Fund

MassMutual RetireSMARTSM Moderate Fund

MassMutual RetireSMARTSM Moderate Growth Fund

MassMutual Select Blackrock Global Allocation Fund

MassMutual Select Blue Chip Growth Fund

MassMutual Select Diversified International Fund

MassMutual Select Diversified Value Fund

MassMutual Select Focused Value Fund

MassMutual Select Fundamental Growth Fund

MassMutual Select Fundamental Value Fund

MassMutual Select Growth Opportunities Fund

MassMutual Select Large Cap Value Fund

MassMutual Select Mid Cap Growth Equity II Fund

MassMutual Select Mid-Cap Value Fund

MassMutual Select Overseas Fund

MassMutual Select Small Cap Growth Equity Fund

MassMutual Select Small Cap Value Equity Fund

MassMutual Select Small Company Value Fund

MassMutual Select Strategic Bond Fund

MassMutual Select Total Return Bond Fund

MM MSCI EAFE® International Index Fund

MM Russell 2000® Small Cap Index Fund

MM S&P 500® Index Fund

MM S&P Mid Cap Index Fund

MML Large Cap Growth Fund

MML Managed Volatility Fund

MML Mid Cap Growth Fund

MML Mid Cap Value Fund

MML Moderate Allocation Fund

MML Small Cap Growth Equity Fund

MML Small Company Value Fund

MML Small/Mid Cap Value Fund

MML Total Return Bond

MML Asset Momentum Fund

MML Blend Fund

MML Dynamic Bond Fund

MML Equity Fund

MML Equity Rotation Fund

MML High Yield Fund

MML Inflation-Protected and Income Fund

MML Managed Bond Fund

MML Money Market Fund

MML Short-Duration Bond Fund

MML Small Cap Equity Fund

MML Special Situations Fund

MML Strategic Emerging Markets Fund

Exhibit A-1.1

VERIFICATION

STATE OF MASSACHUSETTS

COUNTY OF HAMPDEN

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BABSON CAPITAL CORPORATE INVESTORS, BABSON CAPITAL PARTICIPATION INVESTORS

By:	/s/ James M. Roy
Name: James M. Roy
Title: Vice President and Chief Financial Officer
Date: December 22, 2015

Exhibit A-1.2

VERIFICATION

STATE OF NORTH CAROLINA

COUNTY OF MECKLENBURG

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BABSON CAPITAL GLOBAL SHORT DURATION HIGH YIELD FUND, BABSON CAPITAL FUNDS TRUST

By:	/s/ Patrick Hoefling
Name: Patrick Hoefling
Title: CFO
Date: December 18, 2015

Exhibit A-2

VERIFICATION

STATE OF

COUNTY OF

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MASSMUTUAL PREMIER FUNDS, MASSMUTUAL SELECT FUNDS, MML SERIES INVESTMENT FUND, MML SERIES INVESTMENT FUND II

By:	/s/ Nicholas Palmerino
Name: Nicholas Palmerino
Title: CFO and Treasurer
Date: December 18, 2015

Exhibit A-3

VERIFICATION

STATE OF

COUNTY OF

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BABSON CAPITAL MANAGEMENT LLC

By:	/s/ Sheldon M. Francis
Name: Sheldon M. Francis
Title: Co-General Counsel & Managing Director
Date: December 22, 2015

Exhibit A-4

VERIFICATION

STATE OF

COUNTY OF

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

MML INVESTMENT ADVISERS, LLC

By:	/s/ Brian Haendiges
Name: Brian Haendiges
Title: Vice President
Date: December 22, 2015

Exhibit A-5

VERIFICATION

STATE OF

COUNTY OF

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JEFFERIES LLC

By:	/s/ Robert Welch
Name: Robert Welch
Title: Managing Director
Date: January 15, 2016

Exhibit A-6

VERIFICATION

STATE OF

COUNTY OF

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JEFFERIES LEVERAGED CREDIT PRODUCTS, LLC

By:	/s/ Robert Welch
Name: Robert Welch
Title: Managing Director
Date: January 15, 2016

Exhibit A-7

VERIFICATION

LONDON, THE UNITED KINGDOM

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Huw Tucker
Name: Huw Tucker
Title: MD, International CFO
Date: January 13, 2016

Exhibit A-8

VERIFICATION

LONDON, THE UNITED KINGDOM

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BABSON CAPITAL GLOBAL ADVISORS LIMITED

By:	/s/ Sheldon M. Francis
Name: Sheldon M. Francis
Title: Director
Date: December 22, 2015

Exhibit A-9

STATE OF CONNECTICUT

COUNTY OF HARTFORD

VERIFICATION

The undersigned states that s/he has duly executed the attached application for an order pursuant to Sections 17(a) and 17(e) of the Investment Company Act of 1940, as amended (the “Act”), and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, for and on behalf of each of the Applicants, as the case may be, that s/he holds office with such entity as indicated below and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CORNERSTONE REAL ESTATE ADVISERS LLC

By:	/s/ William E. Bartol
Name: William E. Bartol
Title: Chief Risk & Compliance Officer
Date: December 23, 2015

Exhibit B-1

OFFICER’S CERTIFICATE

The undersigned, being duly elected officer of each fund listed on Schedule A (each, a “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors or Trustees of such Fund at a meeting duly held with respect to the Babson Capital Corporate Investors, Babson Capital Participation Investors, Babson Capital Global Short Duration High Yield Fund and Babson Capital Funds Trust, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 25th day of January, 2016.

By:	/s/ Janice M. Bishop
Name: Janice M. Bishop
Title: Secretary and Chief Legal Officer

The Funds Listed on Schedule A

For Babson Capital Global Short Duration Fund and Babson Capital Funds Trust:

RESOLVED, that the Board hereby authorizes the Babson Capital Global Short Duration Fund and Babson Capital Funds Trusts (the “Funds) to file with the Securities and Exchange Commission an application, in the form presented at the October 14, 2015 Board meeting, with such changes therein as may be approved by the Funds’ officers and counsel to the Funds, for an order to permit the Funds to engage in securities transactions with Jefferies LLC, Jefferies International Limited, Jefferies Leveraged Products, LLC or an affiliate thereof (collectively, the “Jefferies Trading Entities”), including (i) the purchase of securities (including loans) from, or the sales of securities (including loans) to, a Jefferies Trading Entity in both primary market (including underwritten) and secondary market transactions in which a Jefferies Trading Entity is acting as a principal and (ii) participation in arrangements or transactions that the Funds presently participate in with the Jefferies Trading Entities, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and further

RESOLVED, that all officers of these Funds are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to prepare, execute on behalf of each Fund and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

For Babson Capital Corporate Investors and Babson Capital Participation Investors:

RESOLVED, that the Board hereby authorizes the Babson Capital Corporate Investors and Babson Capital Participation Investors (the “Funds) to file with the Securities and Exchange Commission an application, in the form presented at the October 23, 2015 Board meeting, with such changes therein as may be approved by the Funds’ officers and counsel to the Funds, for an order to permit the Funds to engage in securities transactions with Jefferies LLC, Jefferies International Limited, Jefferies Leveraged Products, LLC or an affiliate thereof (collectively, the “Jefferies Trading Entities”), including (i) the purchase of securities (including loans) from, or the sales of securities (including loans) to, a Jefferies Trading Entity in both primary market (including underwritten) and secondary market transactions in which a Jefferies Trading Entity is acting as a principal and (ii) participation in arrangements or transactions that the Funds presently participate in with the Jefferies Trading Entities, subject to such terms and conditions as are agreed to by the Securities and Exchange Commission; and further

RESOLVED, that all officers of these Funds are, and each hereby is, authorized from time to time to do, or cause to be done, all such other acts and things, and to prepare, execute on behalf of each Fund and deliver all such instruments and documents, as each officer shall deem necessary or appropriate, to carry out the purpose and intent of the foregoing resolution.

Exhibit B-2

OFFICER’S CERTIFICATE

The undersigned, being duly elected officer of each fund listed on Schedule B (each, a “Fund”), DOES HEREBY CERTIFY that the attached resolutions were adopted by the Board of Directors or Trustees of such Fund at a meeting duly held with respect to the MassMutual Premier Funds, MassMutual Select Funds, MML Series Investment Fund and MML Series Investment Fund II, and that such resolutions have not been amended, modified or superseded in any way as of the date of this Certificate.

IN WITNESS WHEREOF, I have set my hand this 25th day of January, 2016.

By:	/s/ Andrew M. Goldberg
Name: Andrew M. Goldberg
Title: Vice President, Secretary, and Chief Legal Officer

The Funds Listed on Schedule B

Approval of 17a-7 Exemptive Order Filing

RESOLVED, that the appropriate officers of the MassMutual Select Funds, MassMutual Premier Funds, MML Series Investment Fund, and MML Series Investment Fund II (the “Trusts”) are, and each of them acting individually is, authorized to file on behalf of each Trust an application with the Securities and Exchange Commission (“SEC”) for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), in the form presented to this meeting, with such changes therein as may be approved by the Trusts’ officers and counsel to the Trusts, to permit the Trusts to engage in securities transactions with Jefferies LLC, Jefferies International Limited, Jefferies Leveraged Products, LLC, or an affiliate thereof (collectively, the “Jefferies Trading Entities”), including (i) the purchase of securities (including loans) from, or the sales of securities (including loans) to, a Jefferies Trading Entity in both primary market (including underwritten) and secondary market transactions in which a Jefferies Trading Entity is acting as a principal and (ii) participation in arrangements or transactions that the Trusts presently participate in with the Jefferies Trading Entities, subject to such terms and conditions as are agreed to by the SEC; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered, and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolution in such manner or such forms as the officer or officers shall approve in his, her, or their discretion, in each case as conclusively evidenced by his, her, or their actions thereby or signatures thereon.